Exhibit 99.01

Expedition Leasing, Inc.

(A Development Stage Enterprise)

Proforma Balance Sheet

(Unaudited)

	For the six months ended June 30, 2007	For the year ended December 31, 2006
ASSETS
Current assets
Cash	$7,979	$3,383

Total current assets	7,979	3,383

Other Assets	100	100

TOTAL ASSETS	8,079	3,483

LIABILITIES & STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities
Accounts payable and accrued expenses	$41,000	$43,708
Accrued salaries - shareholder	20,000	20,000
Deferred interest income	—	—
Loan from related party	60,000	20,000

Total current liabilities	121,000	83,708

Stockholders’ deficit
Preferred stock - par value $0.01 50,000,000 shares authorized No shares issued or outstanding	$—	$—
Common stock - par value $0.00001
100,000,000 shares authorized 25,229,800 shares issued and outstanding	252	252
Additional paid-in capital	104,998	104,998
Deficit accumulated during the development stage	(218,171)	(185,475)

Total stockholders’ deficit	(112,921)	(80,225)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$8,079	$3,483

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Expedition Leasing, Inc.

(A Development Stage Enterprise)

Proforma Statements of Operations

(Unaudited)

	For the period May 12, 2004 (date of inception) through June 30, 2007	For the six months ended June 30, 2007	For the year ended December 31, 2006
Revenue	$27,397	$—	$—

Expenses
Depreciation	21,077
Interest	17,320	—	—
Licenses, permits and other	8,030	335	472
Organization costs	14,235	2,661	11,989
Salaries	42,050	8,700	10,500
Professional fees	148,050	21,000	79,811

Total expense	250,762	32,696	102,772

Net ordinary loss	(218,349)	(32,696)	(102,772)

Other Income	178

Net loss	$(218,171)	$(32,696)	$(102,772)

Net loss per share	$0.00	$(0.00)	$(0.00)

Weighted average number of common shares	24,079,363	25,229,800	25,142,321

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